UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number: 0 16240

(Check One):

[_] Form 10-K and Form 10-KSB [_] Form 11-K [_] Form 20-F
[x] Form 10-Q and Form 10-QSB [_] Form N-SAR

For Period Ended: March 31, 2005

[_]   Transition Report on Form 10-K and Form 10-KSB

[_]   Transition Report on Form 20-F

[_]   Transition Report on Form 11-K

[_]   Transition Report on Form 10-Q and Form 10-KSB

[_]   Transition Report on Form N-SAR

         For the Transition Period Ended: ______________________________


     Read Attached Instructions Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I

                             REGISTRANT INFORMATION

Full Name of Registrant: JB Oxford Holdings, Inc.
                         -------------------------------------------------------


Former Name if Applicable: N/A
                           -----------------------------------------------------


Address of Principal Executive Office
  (Street and Number): 15165 Ventura Boulevard, Suite 330
                       ---------------------------------------------------------


City, State and Zip Code: Sherman Oaks, CA  91403
                          ------------------------------------------------------

                                     PART II

                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

      The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 cannot be filed within the prescribed time period without unreasonable effort or expense because the Company was late in filing its annual report and this caused work on the current quarter to be delayed. The Company intends to file its Form 10-Q within five calendar days from the date hereof or as soon as practicable.

                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Michael J. Chiodo                 (818)         907-6580
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             (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                  [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [_] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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

As disclosed in the Form 10-K as of December 31, 2004, certain results of operations have been reclassified as discontinued operations. There is no change in the overall results of operations reported for the prior periods, however the presentation of the results of operations for the 1st quarter in 2004 has been reclassified into continuing and discontinued operations.

                    JB Oxford Holdings, Inc. and Subsidiaries
                      Consolidated Statements Of Operations
                                   (Unaudited)

                                                  For The Three Months Ended
                                                            March 31,
                                                     2005               2004
                                                 -----------        -----------

Total Revenues                                   $   304,337        $    28,462

Total Expenses                                     1,586,439          1,403,141
                                                 -----------        -----------

   Loss from continuing operations
    before interest and income taxes              (1,282,102)        (1,374,679)
     Net interest                                     81,505           (160,889)
     Income tax (expense) benefit                    350,013               (400)
                                                 -----------        -----------

   Net loss from continuing operations              (850,584)        (1,535,968)
   Income (loss) from discontinued
    operations                                       132,860           (655,464)
                                                 -----------        -----------

   Net loss                                      $  (717,724)       $(2,191,432)
                                                 ===========        ===========


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

                            JB Oxford Holdings, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 16, 2005                      /s/ Michael J. Chiodo
                                        ---------------------------------------
                                        By:  Michael J. Chiodo
                                        Title:  Chief Financial Officer

      Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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